   As filed with the Securities and Exchange Commission on February 11, 1998
                                                      Registration No. 333-42245
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                               AMENDMENT NO. 2 TO


                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        INTEGRATED SILICON SOLUTION, INC.
             (Exact name of registrant as specified in its charter)


          DELAWARE                                           77-0199971
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                            Identification No.)

                                2231 LAWSON LANE
                       SANTA CLARA, CALIFORNIA 95054-3311
                                 (408) 588-0800
     (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
                           ---------------------------

                                 GARY L. FISCHER
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                2231 LAWSON LANE
                       SANTA CLARA, CALIFORNIA 95054-3311
                                 (408) 588-0800
                               FAX: (408) 588-0810
(Name, address, including zip code and telephone number, including area code, of agent for service)
                           ---------------------------

                                   Copies to:
                           J. ROBERT SUFFOLETTA, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (415) 493-9300
                               FAX: (415) 493-6811
                           ---------------------------

                  Approximate date of commencement of proposed
                 sale to the public: FROM TIME TO TIME AFTER THE
                 EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           ---------------------------


       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.


PROSPECTUS
(Subject to completion, dated February 11, 1998)



                                 772,693 SHARES

                        INTEGRATED SILICON SOLUTION, INC.
                           ---------------------------

                                  COMMON STOCK
                           ---------------------------


         This Prospectus relates to the public offering, which is not being underwritten, of up to 772,693 shares of Common Stock, par value $0.0001 per share (the "Shares"), of Integrated Silicon Solution, Inc. ("ISSI" or the "Company"), which may be offered from time to time by certain stockholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders"). The Company will receive no part of the proceeds of such sales. All of the Shares were originally issued by the Company in connection with the Company's acquisition of Nexcom Technology, Inc. ("Nexcom") pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder. None of the Shares offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.

         The Shares may be offered by the Selling Stockholders from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, or otherwise. See "Plan of Distribution." The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. See "Selling Stockholders" and "Plan of Distribution."


         The Company's Common Stock is listed on the Nasdaq National Market under the symbol "ISSI." On February 10, 1998, the last sale price of the Company's Common Stock was $11 1/8 per share.

                           ---------------------------

   SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS
               THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                           ---------------------------

         The Securities and Exchange Commission (the "Commission") may take the view that, under certain circumstances, the Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. The Company and the Selling Stockholders have agreed to certain indemnification arrangements. See "Plan of Distribution."

                           ---------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------


               The date of this Prospectus is February __, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail at prescribed rates from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov. The Common Stock of the Company is listed on the Nasdaq National Market, and such reports, proxy and information statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.


                             ADDITIONAL INFORMATION

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission by the Company (File No. 0-23084) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

        (1) The Company's Annual Report on Form 10-K for the year ended September 30, 1997; and

        (2) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A, filed with the Commission on January 7, 1995.

         All reports and other documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus to the extent required and to be a part of this Prospectus from the date of filing of such reports and documents.

         Any statement contained in a document incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Integrated Silicon Solution, Inc, 2231 Lawson Lane, Santa Clara, California 95054-3311, Attn: Investor Relations (telephone (408) 588-0800).

                                   THE COMPANY

         Integrated Silicon Solution, Inc. ("ISSI" or the "Company") designs, develops and markets high performance memory devices including static random access memory ("SRAM"), nonvolatile memory ("NVM") and specialty dynamic random access memory ("DRAM"). The Company's memory devices are used in networking applications, telecommunications, personal computers ("PC"), disk drives, data communications, office automation, instrumentation and consumer products. SRAM products include both asynchronous and synchronous devices ranging in densities from 64K to 4 megabit. Nonvolatile memory products include Flash memories, EPROMs (erasable programmable read only memories) and EEPROMs (electrically erasable programmable read only memories). The Company also designs, develops and markets embedded memory devices which include voice recording chips and certain microcontroller devices. The Company has its headquarters in Santa Clara, California and markets its products on a worldwide basis.

         ISSI was incorporated in California on October 27, 1988 and reincorporated in Delaware on August 9, 1993. Except where the context requires otherwise, all references to "ISSI" and the "Company" in this Prospectus refer to Integrated Silicon Solution, Inc. and its subsidiaries. The principal executive offices of the Company are located at 2231 Lawson Lane, Santa Clara, California 95054-3311, and its telephone number at this address is (408) 588-0800.


                              RECENT DEVELOPMENTS

     On January 26, 1998, the Company reported its financial results for the first fiscal quarter ended December 31, 1997. Revenues for the first quarter were $39.4 million, compared with $23.6 million for the first quarter of fiscal 1996 and $32.3 million for the quarter ended September 30, 1997. In the quarter ended December 31, 1997, the Company recorded a one-time write-off of in process research and development of $7.1 million in connection with its acquisition of Nexcom Technology, Inc. and recorded a write-down for inventory of $2.6 million. The Company's pretax results for the December 1997 quarter, excluding the write-offs for in process research and development and inventory, were break-even, compared with a net loss of $1.7 million in the first quarter of fiscal 1996. Including the in process research and development inventory write-offs, the net loss for the first fiscal quarter of 1998 was $9.7 million. The Company's pretax results for the first fiscal quarter, excluding the in process research and development and inventory write-offs, was break-even, and the net loss per share for the December 31, 1997 quarter including the write-offs, was $0.53 per share on 18.2 million weighted shares outstanding. For the first quarter of fiscal 1997, the net loss per share was $0.09 on 17.6 million weighted shares outstanding.

     On February 3, 1998, the Company announced that it had agreed to license certain Flash patents and intellectual property to Asahi Kasei Microsystems Co., Ltd. ("AKM") of Japan. The agreement allows AKM to embed certain of the Company's Flash memory blocks into AKM products. The agreement also contemplates that AKM and the Company will work to jointly develop and market certain products utilizing technology from both companies.

                           FORWARD-LOOKING STATEMENTS

         This Prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this Prospectus under "Risk Factors."


                                  RISK FACTORS

         The Shares offered hereby are speculative in nature and involve a high degree of risk. The following risk factors should be considered carefully, in addition to the other information contained in the documents incorporated by reference herein, before purchasing the Common Stock offered hereby:

DEPENDENCE ON SRAM PRODUCTS; DECLINE IN AVERAGE SELLING PRICES FOR SRAM PRODUCTS

     In fiscal 1997, substantially all of the Company's net sales were derived from the sale of SRAM products. The Company's net sales decreased by 18% to $108.3 million in fiscal 1997 from $132.0 million in fiscal 1996. This decrease in sales was principally due to significant deterioration in the average selling prices of the Company's SRAM and nonvolatile memory products. The Company anticipates that the average selling prices of its existing products will continue to decline over time, although the rate of decline may fluctuate for certain products. There can be no assurance that such declines will be offset by higher volumes or by higher prices on newer products.



QUARTERLY FLUCTUATIONS AND DECLINES IN AVERAGE SELLING PRICES


         The Company's future quarterly and annual operating results are subject to fluctuations due to a wide variety of factors, many of which are outside of its control, including declines in average selling prices of the Company's products, oversupply of memory products in the market, failure to introduce new products and to implement technologies on a timely basis, the timing and announcement of new product introductions by the Company and its competitors, market acceptance of the Company's and its customers' products, the failure to anticipate changing customer product requirements, fluctuations in manufacturing yield, disruption in delivery and order fulfillment and shortages in the supply of wafers or assembly capacity. Other factors include changes in product mix, seasonal fluctuations in customer demand for the Company's products, the timing of significant orders, increased expenses associated with new product introductions or process changes, the ability of customers to make payments to the Company, increases in material costs, increases in costs associated with the expansion of sales channels, increases in general and administrative expenses and certain production and other risks associated with using independent manufacturers. In this regard, the Company experienced quarterly sequential declines in revenue in the quarters ending March, June and September, 1996 principally due to declines in the average selling prices of its products and the inability to offset these declines by sufficient increases in unit shipments. Although the Company has since experienced quarterly sequential revenue growth, there can be no assurance that the Company will not experience future declines in quarterly revenue. Such revenue declines have had a material adverse impact on the Company's gross profit and net income. In fiscal 1997, approximately 45% of the Company's net sales were attributable to customers located in the United States, 13% was attributable to customers located in Europe and 42% was attributable to customers located in Asia. In fiscal 1996, approximately 53% of the Company's net sales were attributable to customers located in the United States, 10% was attributable to customers located in Europe and 37% was attributable to customers located in Asia. In fiscal 1997 and 1996, international sales (sales by ISSI-Taiwan and export sales by ISSI-U.S.) comprised approximately 55% and 47% of the Company's net sales respectively. Accordingly, the Company's future operating results will also depend in part on general economic conditions in Asia, the United States and its other markets. In this regard, several Asian countries including Korea, Japan and Thailand, have recently experienced significant economic downturns and significant declines in the value of their currencies relative to the U.S. dollar. The Company is unable to predict what effect, if any, these factors will have on its ability to maintain or increase its sales in these markets. In addition, there can be no assurance that the markets for the Company's products, which are highly cyclical, will continue to grow.


         Competitive pricing pressures resulted in significant price decreases for the Company's products during 1996 and 1997. Historically, average selling prices for semiconductor memory products have declined and the Company expects that average selling prices will decline in the future. Accordingly, the Company's ability to maintain or increase revenues will be highly dependent upon its ability to increase unit sales volume of existing products and introduce and sell new products which compensate for the anticipated declines in the average selling prices of its existing products. Declining average selling prices will also adversely affect the Company's gross margins and profits unless the Company is able to introduce new products with higher margins or reduce its cost per unit to offset declines in average selling prices. There can be no assurance that the Company will be able to increase unit sales volumes, introduce and sell new products or reduce its cost per unit. In this regard, in fiscal 1996 the Company implemented a cost reduction program in an attempt to reduce its cost per unit for certain products. This program involved efforts to reduce internal costs and supplier costs. The Company does not believe that such cost reduction efforts are likely to have a material adverse impact on the quality of its products or the level of service provided by the Company.

         Shifts in industry-wide wafer capacity from shortages to oversupply or from oversupply to shortages may also result in significant fluctuations in the Company's quarterly or annual operating results. Excess capacity may result in declining average selling prices or write downs in the value of inventory due to excess inventory or inventory values that exceed selling prices. In this regard, in the June 1996 quarter, the Company recorded a $15 million write-down of inventory.

PRODUCT CONCENTRATION AND DEPENDENCE ON PERSONAL COMPUTER INDUSTRY

         In fiscal 1997, substantially all of the Company's net sales were derived from the sale of SRAM products. A majority of the Company's products are incorporated into products such as modems, networking equipment, disk drives and PC cache. In recent periods, the PC industry has experienced strong unit sales growth, which has increased demand for integrated circuits, including memory products offered by the Company. The PC and PC peripherals industry has from time to time experienced cyclical, depressed business conditions, often in connection with, or in anticipation of, a decline in general economic conditions. Such industry downturns have resulted in reduced product demand and declining average selling prices. The Company's business and operating results would be materially and adversely affected by any future downturns in the peripherals industry or in PCs.

CUSTOMER CONCENTRATION

         The Company's sales are concentrated within a limited customer base. In fiscal 1997 and 1996, one customer accounted for approximately 19% and 22% of net sales, respectively. The Company expects a significant portion of its future sales to remain concentrated within a limited number of strategic customers. There can be no assurance that the Company will be able to retain its strategic customers or that such customers will not otherwise cancel or reschedule orders, or in the event of canceled orders, that such orders will be replaced by other sales. In addition, sales to any particular customer may fluctuate significantly from quarter to quarter. The occurrence of any such events could have a material adverse effect on the Company's business and operating results.

DEPENDENCE ON INDEPENDENT WAFER FOUNDRIES

         The Company has combined its fabless manufacturing strategy with technology partnerships and equity investments. This hybrid approach, which the Company calls "Fab-Lite(TM)", has provided advanced process technology and a committed wafer supply. To date, the Company's principal manufacturing relationship has been with TSMC, and in fiscal 1997, the Company obtained a substantial majority of its wafers from TSMC. The Company also receives wafers from Chartered Semiconductor and UMC. Each of the Company's wafer suppliers also fabricates for other integrated circuit companies, including certain of the Company's competitors. Although the Company has written commitments specifying wafer capacities from its suppliers, if these suppliers experienced manufacturing failures or yield shortfalls, chose to prioritize capacity for other use or reduced or eliminated deliveries to the Company there can be no assurance that the Company could enforce fulfillment of the delivery commitments. There can be no assurance that the Company would be able to qualify additional manufacturing sources for existing or new products in a timely manner or that such additional manufacturing sources would agree to deliver an adequate supply of wafers. If the Company were unable to obtain an adequate supply of wafers from its current or any alternative sources in a timely manner, its business and operating results would be materially and adversely affected.

         The Company has agreed to certain minimum wafer purchase commitments with its foundry partners in exchange for wafer capacity commitments. The Company also agreed to make certain annual payments to TSMC for capacity increases. Additional required payments to TSMC totaling approximately $26.4 million over the next four years represent annual increases in capacity which must be purchased by the Company. The Company also has minimum purchase obligations for its joint venture with UMC and WaferTech LLC. Although the Company has rights to re-schedule or assign capacity to another party, there can be no assurance that such re-schedule or assignment would be successfully accomplished. Should the Company fail to re-schedule or assign unneeded capacity, the Company's business and operating results would be materially and adversely affected.

INTERNATIONAL OPERATIONS


         The Company is subject to the risks of conducting business internationally, including economic conditions in Asia, particularly Taiwan, changes in trade policy and regulatory requirements, tariffs and other trade barriers and restrictions, the burdens of complying with foreign laws and, possibly, political instability. The Company anticipates that sales to international customers will continue to represent a significant percentage of net sales. The Company's Taiwan subsidiary employs over one-half of the Company's total work force. In addition, substantially all of the Company's foundries and assembly and test operations are located in Asia. The Company transacts business predominately in U.S. and New Taiwan ("NT") dollars. Such transactions expose the Company to the risk of exchange rate fluctuations. The Company periodically monitors its exposure to foreign currency fluctuations, and has from time to time taken action to hedge against such exposure, but has not to date adopted any formal hedging strategy. Although the Company's business and results of operations have not been materially and adversely impacted by exchange rate fluctuations, there can be no assurance that exchange rate fluctuations will not materially and adversely affect its business and operating results in the future.

COMPETITION

         The semiconductor memory market is intensely competitive and has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. The ability of the Company to compete successfully in the high performance memory market depends on factors both within and outside of its control, including imbalances in supply and demand, product pricing, the rate at which OEM customers incorporate the Company's products into their systems, access to advance process technologies at competitive prices, product functionality and performance, successful and timely product development, wafer supply, wafer costs, achievement of acceptable yields of functional die, the gain or loss of significant customers, the nature of its competitors and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the future as to any of these factors. The failure of the Company to compete successfully in these or other areas could materially and adversely affect the Company's business and operating results. In addition, the Company is vulnerable to technology advances utilized by competitors to manufacture higher performance or lower cost products.

CLAIMS REGARDING INTELLECTUAL PROPERTY

         In the semiconductor industry it is typical for companies to receive notices from time to time alleging infringement of patents or other intellectual property rights of others. The Company has been, and may from time to time continue to be, notified of claims that it may be infringing patents, maskwork rights or copyrights owned by third parties. Although none of these companies have pursued a claim against the Company, there is no assurance that these or other companies will not in the future pursue claims against the Company with respect to the alleged infringement. If it appears necessary or desirable, the Company may seek licenses under patents that it is alleged to be infringing. Although patent holders commonly offer such licenses, there is no assurance that any licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license under a key patent or intellectual property right from a third party for technology used by the Company could result in protracted, costly litigation and cause the Company to incur substantial liabilities and to suspend the manufacture of the products utilizing the invention or to attempt to develop non-infringing products, any of which could materially and adversely effect the Company's business and operating results.

MANAGEMENT OF GROWTH

         The Company has grown rapidly in certain years. This growth has resulted in a significant increase in responsibilities for existing management which has placed, and may continue to place, a significant strain on the Company's limited personnel, MIS systems, product delivery systems and other resources. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management systems, to successfully attract new employees and to properly train, motivate and manage its employees. If the Company's management is unable to manage growth effectively, the Company's business and operating results could be materially and adversely affected.

RISK OF INCREASED TAXES

        The Company's tax rate could increase for a number of reasons. For example, if the proportions of taxable income shifted such that a greater proportion of taxable income is earned by U.S. operations, the Company's effective tax rate may increase. It is possible that the Taiwan tax exemption applicable to the earnings of ISSI-Taiwan could be modified by changes in law or otherwise reduced. In addition, the Company's taxes would increase if all or a portion of the earnings of ISSI-Taiwan were to become subject to U.S. tax as the result of actual dividends or through U.S. rules for taxing controlled foreign corporations. Further, if profits of ISSI-Taiwan are distributed to the Company as dividends they become subject to Taiwan withholding tax as well as U.S. tax (with an offset for underlying Taiwan taxes paid) and the tax rate would increase. It is not the Company's intention to cause ISSI-Taiwan to distribute dividends.

         ISSI-Taiwan is a controlled foreign corporation ("CFC") for U.S. income tax purposes. Under U.S. rules for taxing CFCs, all or a portion of the earnings of ISSI-Taiwan may become subject to U.S. tax as inclusions in the U.S. taxable income of the Company (with a credit for foreign taxes paid by ISSI-Taiwan) if one or more of a number of events occur. Such events include, but are not limited to, ISSI-Taiwan lending funds to the Company or otherwise investing in certain proscribed assets and

ISSI-Taiwan engaging in various types of transactions defined in the Subpart F provisions of the U.S. Internal Revenue Code. The Company believes that its existing plans will minimize the impact of the CFC rules for the immediate future, subject to such changes in U.S. tax laws as may occur. However, over time the CFC rules may cause the Company's tax rate to increase.

YEAR 2000 ISSUES

      As the millennium approaches, the Company is preparing all of its computer operations to be year 2000 compliant. The Company has conducted an internal review of its systems to ensure that they do not malfunction as a result of the year 2000. Based on the results of this review, the expenses to be incurred by the Company to be year 2000 compliant are not expected to be material. The Company has not evaluated whether the systems used by each of its customers and suppliers are year 2000 compliant and there can be no assurance that any year 2000 issues experienced by such entities will not in turn have an adverse impact on the Company.

VOLATILITY OF STOCK PRICE

      The trading price of the Common Stock increased substantially after the Company's initial public offering in February 1995, subsequently declined, and could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, future announcements by the Company or its competitors, increases or decreases in wafer capacity, general conditions in the semiconductor or computer industries, governmental regulations, trade laws and import duties, litigation, new or revised earnings estimates, comments or recommendations issued by analysts who follow the Company, its competitors or the semiconductor industry and other events or factors. In addition, stock markets have experienced extreme price and trading volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many high technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

                                 USE OF PROCEEDS

        The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution."


                              SELLING STOCKHOLDERS

      The following table sets forth as of the date of this Prospectus, the name of each of the Selling Stockholders, the number of shares of Common Stock that each such Selling Stockholder owns as of such date, the number of shares of Common Stock owned by each Selling Stockholder that may be offered for sale from time to time by this Prospectus, and the number of shares of Common Stock to be held by each such Selling Stockholder assuming the sale of all the Common Stock offered hereby. None of the Selling Stockholders has held any position or office or had a material relationship with the Company or any of its affiliates within the past three years other than as a result of the ownership of the Company's Common Stock. The Company may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.



                                                 SHARES BENEFICIALLY OWNED           NUMBER OF            SHARES BENEFICIALLY
                                                   PRIOR TO OFFERING(1)               SHARES              OWNED AFTER OFFERING
                                              ----------------------------------                       --------------------------
                                                                                      BEING
       NAME OF SELLING STOCKHOLDER                  NUMBER          PERCENT(2)       OFFERED              NUMBER        PERCENT
--------------------------------------          --------------   ---------------   -------------       -----------     ----------
Nagesh Challa                                       317,832            1.8%          317,832                --            --
Michael Gannage                                     162,792              *           162,792
Asim Aslam Bajwa                                     23,256              *            23,256                --            --
Zimmer S. Jan                                        19,380              *            19,380                --            --
Steven K. Fong                                       17,829              *            17,829                --            --
Martin Zimmerman, Jr.                                17,829              *            17,829                --            --
Bhavna Challa 1996 Trust U/T/A Dated
  May 1, 1996                                        15,504              *            15,504                --            --
Sneha Challa 1996 Trust U/T/A Dated
  May 1, 1996                                        15,504              *            15,504                --            --
Catherine Anne Gannage 1996 Trust
  U/T/A Dated July 9, 1996                           15,504              *            15,504                --            --
Simone E. Gannage 1996 Trust U/T/A
  Dated July 9, 1996                                 15,504              *            15,504                --            --
Rao V. Musunuri                                      13,488              *            13,488                --            --
Robert N. Blair                                      12,403              *            12,403                --            --
Robin Jigour                                         12,403              *            12,403                --            --
Curt Martin Allred                                   11,628              *            11,628                --            --
Anthony Nassar                                       11,628              *            11,628                --            --
Robert M. Kellert                                     7,994              *             7,994                --            --
Rao Gattupalli                                        7,752              *             7,752                --            --
David K. Wong                                         7,209              *             7,209                --            --
Hideyuki Tanigami                                     6,976              *             6,976                --            --
Toan D. Do                                            5,038              *             5,038                --            --
Bill K. Tsuchida                                      4,728              *             4,728                --            --
Karl Schuh                                            4,108              *             4,108                --            --
John J. Santillan                                     3,876              *             3,876                --            --
Charles Sutcliffe                                     3,876              *             3,876                --            --
John Kondo                                            3,585              *             3,585                --            --
Jerry B. Kirby                                        3,100              *             3,100                --            --
Michael L. Platt                                      3,100              *             3,100                --            --
Charles Tracy                                         3,100              *             3,100                --            --
Timmy Wong                                            2,945              *             2,945                --            --
Kola Nirmal Ratnakumar                                2,907              *             2,907                --            --


                                                 SHARES BENEFICIALLY OWNED           NUMBER OF            SHARES BENEFICIALLY
                                                   PRIOR TO OFFERING(1)               SHARES              OWNED AFTER OFFERING
                                              ----------------------------------                       --------------------------
                                                                                      BEING
       NAME OF SELLING STOCKHOLDER                  NUMBER          PERCENT(2)       OFFERED              NUMBER        PERCENT
--------------------------------------          --------------   ---------------   -------------       -----------     ----------
Gene M. Frost                                         2,325               *            2,325                --            --
Koji Kondo                                            1,938               *            1,938                --            --
Donna Shelton                                         1,938               *            1,938                --            --
Chris Van Genderen                                    1,860               *            1,860                --            --
Aikwo Eric Chen                                       1,550               *            1,550                --            --
The Marini Family Trust DTD 4/25/97                   1,550               *            1,550                --            --
Seshadri Ramaswami                                    1,550               *            1,550                --            --
Huy Nguyen                                            1,085               *            1,085                --            --
Ping-Chen Liu                                           969               *              969                --            --
Steven G. Wright                                        930               *              930                --            --
Yunchen Qiu                                             775               *              775                --            --
Sudhakara Musunuri                                      465               *              465                --            --
Binh T. Ly                                              484               *              484                --            --
Philip Y. Pan                                           484               *              484                --            --
Nooruddin Alamgir                                       387               *              387                --            --
Hui Chen                                                387               *              387                --            --
Phuong Le                                               387               *              387                --            --
Michael Chi Li                                          387               *              387                --            --
Luyen Vu                                                387               *              387                --            --
Tan-Le                                                   77               *               77                --            --

---------------------------

*Less than 1%.

(1) Includes an aggregate of 77,245 shares of Common Stock which are being held in escrow pursuant to the terms of that certain escrow agreement dated December 3, 1997 between the Company, Nagesh Challa, as agent for the Nexcom shareholders, and Comerica Bank, as escrow agent. With respect to each selling stockholder listed above, an aggregate of 10% of the shares shown as beneficially owned by such stockholder are being held in escrow.

(2)   Based on 17,965,831 shares outstanding on November 28, 1997.

                              PLAN OF DISTRIBUTION

      The Shares covered by this Prospectus may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the Shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The Shares may be sold, without limitation, by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus;
(c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

      In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Company's Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell the Company's Common Stock short and deliver the Shares offered hereby to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered hereby, which Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this Prospectus.

      Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholder and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholder. Broker-dealers may agree with the Selling Stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

      In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      The Company has advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

      The sale of Shares by certain of the Selling Stockholders is subject to compliance by such Selling Stockholders with certain contractual restrictions with the Company. There can be no assurance that the Selling Stockholders will sell all or any of the Shares.

      The Company has agreed to indemnify the Selling Stockholders and any person controlling a Selling Stockholder against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

      The Company has agreed with the Selling Stockholders to keep the Registration Statement of which this Prospectus constitutes a part effective until the first to occur of (i) December 3, 1999 and (ii) such time as none of the Selling Stockholders hold any Registrable Securities (as defined in the Registration Rights Agreement dated December 3, 1997). The Company intends to de-register any of the Shares not sold by the Selling Stockholders by such date.


                                  LEGAL MATTERS

      Certain legal matters relating to the validity of the securities offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California ("WSGR"). Jeffrey D. Saper, a member of WSGR, owns 20,459 shares of Common Stock of the Company.


                                     EXPERTS

      The consolidated financial statements of Integrated Silicon Solution, Inc. appearing in Integrated Silicon Solution, Inc.'s Annual Report (Form 10-K) for the year ended September 30, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE BY THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF OR OFFER TO SELL THE SHARES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.



                           ---------------------------

                                TABLE OF CONTENTS

                                                   Page
                                                   ----
Available Information.........................      2
Additional Information........................      2
Incorporation of Certain Documents
     by Reference.............................      3
The Company...................................      4
Forward-Looking Statements....................      5
Risk Factors..................................      5
Use of Proceeds...............................      9
Selling Stockholders..........................      9
Plan of Distribution..........................     11
Legal Matters.................................     12
Experts.......................................     12


                           ---------------------------


                                 772,693 Shares

                               INTEGRATED SILICON
                                 SOLUTION, INC.


                           ---------------------------

                                  Common Stock

                           ---------------------------


                                   PROSPECTUS



                               February __, 1998



================================================================================

                        INTEGRATED SILICON SOLUTION, INC.

                       REGISTRATION STATEMENT ON FORM S-3


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the Securities and Exchange Commission ("SEC") registration fee.


SEC Registration Fee .........   $ 1,824
Accounting fees and expenses..   $ 1,000
Legal fees and expenses ......   $15,000
Miscellaneous ................   $ 2,176
                                 -------
Total ........................   $20,000
                                 =======


ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant's Certificate of Incorporation limits the liability of directors for monetary damages to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Bylaws provide that the Registrant shall indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by law.

         The Registrant has entered into agreements to indemnify its directors and officers, in addition to indemnification provided for in the Registrant's Bylaws. These agreements, among other things, indemnify the Registrant's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provides services at the request of the Registrant.

         The Registrant also maintains an insurance policy insuring its directors and officers against liability for certain acts and omissions while acting in their official capacities.

ITEM 16.      EXHIBITS



 Exhibit
  Number
  ------

 4.1*        Registration Rights Agreement dated as of December 3, 1997.
 5.1*        Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
23.1         Consent of Ernst & Young L.L.P., independent auditors.
23.2*        Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
             (included in Exhibit 5.1).
24.1*        Power of Attorney (contained on Page II-3).

---------------------------
*  Previously filed.



ITEM 17.      UNDERTAKINGS

         A.       The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

         B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference.

                  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C.       Undertaking in Respect of Indemnification.

                  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Integrated Silicon Solution, Inc., a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable cause to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on February 11, 1998.


                                     INTEGRATED SILICON SOLUTION, INC.

                                     By: /s/ GARY L. FISHER
                                         ---------------------------------------
                                         Gary L. Fisher, Executive Vice
                                         President and Chief Financial
                                         Officer


                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Jimmy S.M. Lee and Gary L. Fischer, and each of them acting individually, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant on February 11, 1998.


           SIGNATURE                                    TITLE
        --------------                            ------------------
/s/Jimmy S.M . Lee*                  President, Chief Executive Officer and Chairman of the Board
-------------------------------      of Directors (Principal Executive Officer)
Jimmy S.M. Lee


/s/ Gary L. Fischer                  Executive Vice President and Chief Financial Officer
-------------------------------      (Principal-Financial--and-Accounting-Officer)
Gary L. Fischer


/s/ Kong-Yeu Han*                    Director
-------------------------------
Kong-Yeu Han


/s/ Diosdado D. Bantao*              Director
-------------------------------
Diosdado D. Bantao


/s/ Lip-Bu Tan*                      Director
-------------------------------
Lip-Bu Tan


/s/ Pauline Alker*                   Director
-------------------------------
Pauline Alker


/s/ Chun Win Wong*                   Director
-------------------------------
Chun Win Wong


                                     Director
-------------------------------
Hide L. Tanigami

*By: /s/ GARY L. FISHER
    ---------------------------
     Gary L. Fisher
     Attorney-in-Fact

                                INDEX TO EXHIBITS



 Exhibit
  Number
--------
  4.1*    Registration Rights Agreement dated as of December 3, 1997.
  5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
 23.1     Consent of Ernst & Young L.L.P., independent auditors.
 23.2*    Consent of Counsel (included in Exhibit 5.1).
 24.1*    Power of Attorney (contained on Page II-3).

---------------------------
*  Previously filed.